Exhibit 99.1

Mercurity Fintech Holding Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

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NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on February 5, 2021
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Mercurity Fintech Holding Inc. (the “Company”) will be held at Room 536, 5th Floor, Building No.1, No. 35 Shangdi East Road, Haidian District, Beijing, People’s Republic of China on February 5, 2021 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following ordinary resolutions:

1.	AN ORDINARY RESOLUTION that the authorized share capital of the Company be increased from US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each (each an "Ordinary Share") to US$250,000 divided into 25,000,000,000 Ordinary Shares, by the creation of an additional 20,000,000,000 Ordinary Shares each to rank pari passu in all respects with the existing Ordinary Shares.

2.	AN ORDINARY RESOLUTION that the following nominees be re-elected as members of the board of directors of the Company:

Name	Title	FOR	AGAINST	ABSTAIN
Hua Zhou	Director and Chairperson of the Board of Directors
Haohan Xu	Director
Longming Wu	Director
Huimin Wang	Director
Xiaoyu Li	Director
Tony C. Luh	Director
Paul L. Gillis	Director
Yuan-Ching (Samuel) Shen	Director

The board of directors of the Company has fixed the close of business on January 12, 2021 as the record date (Eastern Standard Time) (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the EGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@mercurity.com.

By Order of the Board of Directors,
Mercurity Fintech Holding Inc.
By:	/s/ Hua Zhou
Name:	Hua Zhou
Title:	Chairperson of the Board

Beijing, China

January 11, 2021